As filed with the Securities and Exchange Commission
                              on September 30, 1997
     Registration No. 333-_____



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM S - 8
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ARTRA GROUP INCORPORATED
             (Exact name of registrant as specified in its charter)

                PENNSYLVANIA                               25-1095978
       (State or other jurisdiction of                  (I.R.S. Employer
        incorporation or organization)                Identification Number)


                        500 CENTRAL, NORTHFIELD, IL 60093
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                 ARTRA GROUP INCORPORATED 1996 STOCK OPTION PLAN
                   ARTRA GROUP INCORPORATED 1966 DISINTERESTED
                          DIRECTORS' STOCK OPTION PLAN
                            (Full title of the Plans)



                                 PETER R. HARVEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                          C/O ARTRA GROUP INCORPORATED
                       500 CENTRAL, NORTHFIELD, IL 60093
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                 (847) 441-6650
          (Telephone number, including area code, of agent for service)



                        CALCULATION OF REGISTRATION FEE

                                   Proposed      Proposed
Title of                           maximum       maximum
securities        Amount to be      offering     aggregate       Amount of
to be             to be             price        offering        registration
registered        registered        per share    price           fee
--------------------------------------------------------------------------------

Common Stock,      2,200,000*       $5.25(1)     $8,788,617(1)   $3,031.00
$.01 par value     shares


(1) 532,750 shares are being offered at $5.25 and the balance 1,667,250 shares, are estimated solely for the purpose of calculating the registration fee, and based upon the average of the high and low prices of the Common Stock on the New York Stock Exchange on September 26, 1997 in accordance with Rules 457(a) and 457(h) of the Securities Act of 1933.

* 2,000,000 shares are being registered for the Stock Option Plan and 200,000 are being registered for the Disinterested Directors' Plan.

PART I.  INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         The information required by Part I is included in documents sent or given to participants in the Registrant's 1996 Stock Option Plan for ARTRA GROUP Incorporated Stock Option holders and the ARTRA GROUP Incorporated 1996 Disinterested Directors' Stock Option Plan holders pursuant to Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act").

         The following reoffer prospectus filed as part of the this Registration Statement has been prepared in accordance with the requirements of Part I of Form S-3 and, pursuant to General Instruction C of Form S-8, may be used for reofferings and resales of Common Stock to be acquired by "affiliates" of the Company (as defined in Rule 405 under the Securities Act) upon the exercise of acquisition by such affiliates of Common Stock upon exercise of options heretofore or hereafter granted under the Company's Plans.

                               REOFFER PROSPECTUS

         This Prospectus is being used in connection with the offering from time to time by employees and non-employee directors (the "Selling Shareholders") of Artra Group Incorporated, a Pennsylvania corporation (the "Company"), who may be deemed "affiliates" of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), of shares of common stock, no par value shares, of the Company (the "Common Stock") that have been or may be acquired by them pursuant to the Company's Plans being registered herein.

         The shares of Common Stock may be sold from time to time to purchasers directly by any of the Selling Shareholders. Alternatively, the Selling
Shareholders may sell the shares of Common Stock in one or more transactions (which may involve one or more block transactions) on the New York Stock Exchange in separately negotiated transactions, or in a combination of such transactions. Each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices. Some or all of the shares of Common Stock may be sold through brokers acting on behalf of the Selling Shareholders or to dealers for resale by such dealers, and in connection with such sales, such brokers or dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders and/or the purchasers of such shares for whom they may act as broker or agent (which discounts or commissions are not anticipated to exceed those customary in the types of transactions involved). However, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by individual Selling Shareholders will be borne by each such Selling Shareholder. The Company will not be entitled to any of the proceeds from such sales, although the Company will, with respect to the Plans, receive the exercise price in cash upon the exercise of the options pursuant to which the shares of Common Stock are acquired by the participants thereto.

         As  of  this  time,   the  Company  does  not  satisfy  the  registrant
requirements for use of Form S-3, and consequently, the Common Stock being registered hereby and the amount of shares of Common Stock that that may be reoffered or resold by means of the reoffer prospectus, by each person, and any other person with whom he or she is acting in concert for the purpose of selling control Common Stock of the Company, may not exceed, during any three month period, the amount specified in Rule 144(e) (230.144(e)).

                              AVAILABLE INFORMATION

         The Company filed on May 30, 1997 with the Securities and Exchange Commission (the "Commission"), in Washington, D.C., a Registration Statement on Form S-1, No. 333-16965, together with all amendments and exhibits thereto (the "Registration Statement") under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. Statements made in the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained upon written request from the Public Reference Section of the Commission at the address set forth above upon payment of prescribed fees. The Commission also maintains a Web site at "http://www.sec.gov" which contains reports, financial statements and other information regarding registrants that file electronically with the Commission.

         The Company is subject to the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the Public Reference Section of the Commission or the Commission's regional offices at the addresses set forth above or accessed through the Commission's Web site identified above, and copies of such material may be obtained upon written request from the Public Reference Section of the Commission upon payment of prescribed fees.

         The Common Stock of the Company is listed on the New York Stock Exchange and such reports, proxy material other information are also available for inspection at the New Stock Exchange, 20 Broad St, New York, New York, 10005.

Documents Incorporated by Reference

         See Part 2 Item 3, page 23 hereafter for Documents Incorporated by Reference.


                         Bagcraft Corporation of America

Products, Markets, Customers and Distribution

         Bagcraft, Artra Group Incorporated Operating Subsidiary, established in 1947, is a leading manufacturer and supplier of flexible packaging products to the fast food, bakery, microwave popcorn and supermarket industries and is also a significant supplier to the theater industry. Several of Bagcraft's products are widely recognized and have become standard items within various segments of the food industry. Bagcraft is a full-service supplier complete with its own laboratory and engineering departments. Bagcraft's sales and technical staff work in conjunction with Bagcraft's customers to determine the proper components of the package. Bagcraft's art department creates packaging designs, subject to customer approval, or duplicates customer-supplied designs. Thereafter, the packaging is produced in accordance with customer specifications using a variety of papers, film, foil and lamination. Bagcraft has developed a number of proprietary innovations in the manufacture of its packaging products. Such innovations include the Dubl-WaxTM bag, which introduced specialty waxed bags to the retail bakery industry. Bagcraft is also credited with being instrumental in developing and producing the first microwave popcorn bags.

         Bagcraft currently produces over three billion bags and three billion sheets and wrappers annually for the packaging of more than 1,000 different products.

         Sales orders are processed, and manufacturing and delivery schedules are determined primarily at Bagcraft's headquarters and principle production facility in Chicago. In September, 1994, Bagcraft completed the construction of a new 265,000 sq. ft. production facility in Baxter Springs, Kansas. The new Kansas facility, which has added production capacity in Bagcraft's growing food service products business, has replaced Bagcraft's production facility in Joplin, Missouri (which was conveyed to a contractor involved in constructing the Baxter Springs facility in partial consideration of such contractor's fees), its facility in Carteret, New Jersey (which was sold in 1994) and its facility in Forest Park, Georgia (which was converted into a distribution facility).

         Bagcraft's products are sold throughout the United States by a sales force of approximately 15 full-time salespersons who sell to wholesale distributors and a number of independent brokers who sell Bagcraft product lines to large food processors and food chains. Bagcraft presently sells its products to more than 2,000 customers. Although some of these are the largest and most recognizable companies in the food industry, no single customer accounted for more than 10% of Bagcraft's consolidated net sales in 1996.

         Sales to customers are made pursuant to orders placed in advance for periods of up to one year. In certain instances Bagcraft and a customer can enter into an agreement to maintain a specified minimum inventory for the customer. The contracts entered into by Bagcraft with its customers vary in length depending on the customer's needs and Bagcraft's capacity to meet the customer's requirements. Generally, Bagcraft's contracts provide advance notice of from 30 days to one year to terminate a contract. The contracts typically provide for delivery of goods at an agreed-upon fixed price, subject to adjustment upon timely notice in advance. Bagcraft usually grants its customers rights of return, subject to penalty, except in the case of goods produced to specification. In addition, Bagcraft typically requires payment for goods 30 days after shipment, but gives its customers a 1% discount if payment is made within 10 days after shipment.

         During 1996, Bagcraft's products were sold by four marketing divisions as described below. However, in 1997, Bagcraft structured its marketing its marketing department into seven segments: Concessions, Distributors, Food Service, Microwave Popcorn, Supermarket Deli/Bakery, Retail Packaging and International.

Paper Division

         Bagcraft believes it is the industry leader in specialty paper bags, which represented approximately 31% of Bagcraft's 1996 sales. Bakeries account for approximately 63% of the paper division's sales which also include supermarkets and various retail food chains. A number of the paper division's products, including Dubl-WaxTM, Dubl-PanelTM, Dubl-ClearTM and Sealing-StripTM represent significant manufacturing innovations which have contributed to Bagcraft's position as the industry leader. Major customers include Walgreen's, Albertson's, Dunkin' Donuts and Boston Market and Publix. Bagcraft believes the outlook for the future indicates stability and growth.

         Bagcraft's Paper Division stocks approximately 150 generic products, which enables Bagcraft to lead the industry in providing the widest variety of immediately available unprinted and stock printed bags and sheets in the industry. Stock products are bought and inventoried by distributors who, in turn, sell them in varying quantities to end-users for a multitude of purposes. The stock line is sold mainly through Bagcraft field salespeople and telemarketing from Bagcraft's Chicago home office.

Food Service Division

         The Food Service Division, which represented approximately 46% of Bagcraft's 1996 sales, is a leader among its competitors. Bagcraft's products sold to the food service industry include foil and paper bags and sheets for sandwiches, french fries, chicken and other prepared corporation. Major customers in this industry include Wendy's, Burger King, Taco Bell, Dairy Queen and McDonald's.

         The development of the Honeycomb sheet helped propel Bagcraft to its industry leading position. The Honeycomb sheet incorporates a moisture absorbing layer which prevents buns from becoming soggy and tends to keep food warm for a longer period of time. When used to replace rigid packaging, it represents significant source reduction to the solid waste system. Additionally, Bagcraft was the first manufacturer to print 6-color sheets.

Specialty Bag Division

         The Specialty Bag Division represented approximately 17% of Bagcraft's 1996 sales. Many of the division's products represent unique additions to Bagcraft's standard products. The Cue-Pon BagTM has a "tear out" coupon affixed near the window on the bag which offers the shopper the immediate benefit of the coupon upon purchase. The Cue-Pon Pocket BagTM has a pouch on the front of the bag which can be filled with novelty items by the retailer. The division features products for the packaging of bakery goods, such as cookies and donuts, coffee, pre-popped popcorn and specialized promotional items. This division provides bags with transparent windows, metal tin tie attachments and convenient self-opening bottoms. Customers for the division include Bake-Line Products and Interstate Brands.

         This division also produces theater popcorn bags, which provide the theater chains with a more economical package that is easy to dispose of and substantially reduces the amount of space needed to inventory the product. These double wall bags provide many of the properties of rigid containers such as tubs and cartons with the environmental and storage advantages of bags. Bagcraft is the leading supplier of popcorn bags to theater chains such as General Cinema Corporation, Carmike and Mann Theaters.

         As discussed in Note 14 to the condensed consolidated financial statements for the quarter ended June 26, 1997, effective January 2, 1997, Bagcraft purchased the business assets, subject to buyer's assumption of certain liabilities, of AB Specialty Holding Company, Inc. ("AB"). The acquisition of AB, is expected to enhance Bagcraft's specialty bag business.

Microwave Popcorn Division

         The Microwave Popcorn Division, which represented approximately 6% of Bagcraft's 1996 sales, represents an example of Bagcraft's high technology advancements. Bagcraft supplies microwave popcorn packaging to several industry leaders, including Hunt-Wesson (Orville Redenbacher) and U.S.A. Family Corporation.

         Bagcraft was instrumental in the development of the first microwave popcorn bag and played an important role in developing "susceptor" accelerator technology which it has incorporated into its products. The susceptor technology involves placing a metallized material into the popcorn bag which accelerates the heat transfer and results in a higher percentage of the popcorn kernels being popped.

         In recent years, Bagcraft has experienced a decline in its domestic microwave popcorn business due to the acquisition of one of its major customers by a company with its own packaging ability. Accordingly, at December 31, 1995, Bagcraft incurred a charge to operations of approximately $1,500,000 to write-down the carrying value of idle machinery and equipment dedicated to the production of microwave popcorn products.

Competitive Conditions

         Bagcraft believes that it is the manufacturer of the most diversified line of flexible packaging products in the United States. However, there are a number of domestic and foreign companies which compete directly with Bagcraft in each of its major product lines, certain of which have a larger market share with respect to specific product lines. Bagcraft's competitors range from small companies to divisions of large corporations which have substantially greater financial resources than those available to Bagcraft. Bagcraft competes on the basis of quality, service and the price of its products.

Trademarks, Patents and Research Activities

         Bagcraft believes that only a modest level of continuing research and development and strict quality and process control will be necessary to maintain and improve its position in the flexible packaging industry. All product modifications and manufacturing innovations reflect input from its personnel in general management, sales, marketing design, R&D and engineering. Bagcraft has filed for and holds patents and registers trademarks and tradenames in all instances where such actions are considered valuable to its business.

Raw Materials

         Bagcraft purchases the paper, foil, films and chemicals it uses from a number of different unaffiliated suppliers. Since Bagcraft purchases each of the raw materials it requires from more than one supplier, it is not dependent upon a single supplier for any specific materials or supplies.

Environmental Matters

         In January, 1985 the United States Environmental Protection Agency ("EPA") notified the Company's Bagcraft subsidiary that it was a potentially responsible party ("PRP") under the Comprehensive Environmental Responsibility Compensation and Liability Act ("CERCLA") for alleged release of hazardous substances at the Cross Brothers site near Kankakee, Illinois. Although Bagcraft has denied liability for the site, it has entered into a settlement agreement with the EPA, along with the other third party defendants, to resolve all claims associated with the site except for state claims. In May, 1994 Bagcraft paid $850,000 to formally extinguish the EPA claim. In September 1989, Bagcraft was served with a complaint filed by the State of Illinois against seventeen parties for alleged involvement with the Cross Brothers site. The complaint alleged Bagcraft was responsible for the costs of cleanup incurred and to be incurred. Although Bagcraft has denied liability for the site, it has entered into a settlement agreement with the State, along with the other potential responsible parties, to resolve all claims associated with the site. In July 1997 Bagcraft paid approximately $150,000 to formally extinguish the State's claim.

         Bagcraft has been notified by the EPA that it is a potentially responsible party for the disposal of hazardous substances at the Ninth Avenue site in Gary, Indiana. This site is listed on the EPA's National Priorities list. A group of defendant PRPs, known as the Ninth Avenue Remedial Group, settled with the USEPA and agreed to remediate the site. This Group subsequently sued numerous third party defendants, including Bagcraft, alleged also to be responsible parties at the site. The plaintiffs have produced only limited testamentary evidence, and no documentary evidence, linking Bagcraft to this site, and the Company has neither discovered any records which indicate, nor located any current or former employees who have advised, that Bagcraft deposited hazardous substances at the site. Based on the foregoing, management of the Company does not believe that it is probable that the Company will have any liability for the costs of the clean-up of this site. The Company intends to vigorously defend itself in this case.

         Bagcraft reported a release associated with solvent tanks located in a vault at its Chicago facility. After seeking approval from the IEPA, Bagcraft installed and is currently operating a soil vapor gas extraction system designed to achieve remedial objectives which the IEPA has determined to be appropriate to the site.

         Bagcraft's Chicago facility has also been the subject of allegations that it violated laws and regulations associated with the Clean Air Act. The facility has numerous sources of air emissions of volatile organic materials ("VOMs") associated with its printing operations and is required to maintain and comply with permits and emissions regulations with regard to each of these emission sources.

         In November of 1995, the EPA issued a Notice of Violation ("NOV") against Bagcraft's Chicago facility alleging numerous violations of the Clean Air Act and related regulations. The NOV alleges that the facility installed and operated emission sources without permits, that it failed to operate air pollution control equipment at required efficiencies and that there were releases of VOMs above permitted limits. In April 1997, the EPA filed an administrative complaint and has proposed a $250,000 civil penalty. Bagcraft has filed a response to the complaint and is attempting to negotiate a settlement.

         Bagcraft has been notified that it may have responsibility with respect to a clean-up site on Basket Creek Road, Georgia. Bagcraft presently has no indication of its liability, if any or whether it is a responsible party.

Employees

         The Company currently employs approximately 900 persons. The Company considers its relationships with its employees to be good.


Properties

         Bagcraft believes that all of their facilities are adequate for their present and reasonably anticipated future business. At September 15, 1997 and December 28, 1996, the principal physical properties of Bagcraft consisted of the following:

Location                      General Description                                    Ownership
--------                      -------------------                                    ---------
Chicago, IL                   Administrative and manufacturing facility of           Owned
                              approximately 148,000 sq. ft.

Chicago, IL (1)               Warehouse and office facility of                       Leased
                              approximately 63,000 sq. ft, expiring in 2006

Baxter Springs, KS (4)        Manufacturing, warehouse and office facility of        Owned
                              approximately 265,000 sq. ft.

Hialeah, FL (2) (3)           Manufacturing, warehouse and office facility           Leased
                              of  approximately  25,000 sq. ft.,                     expiring in 1998

Medley, FL (2) (3)            Warehouse facility of approximately 20,000 sq.ft.      Leased
                                                                                     expiring in 1999

Forest Park, GA (4)           Warehouse and office facility of approximately          Owned
                              5,000 sq. ft


(1)      This lease provides  for a  ten-year  option to renew  at  the  current market rate.
(2) This lease was assumed in conjunction with Bagcraft's January acquisition of AB Specialty Holding Company.
(3)      This lease provides for a two-year renewal option.
(4) In September, 1994, Bagcraft completed construction of a new 265,000 sq. ft. production facility in Baxter Springs, Kansas. This facility replaced Bagcraft's production facilities in Joplin, Missouri, Carteret, New Jersey and Forest Park, Georgia. Bagcraft conveyed the former Joplin, Missouri facility to one of the contractors involved in the construction of the Baxter Springs, Kansas facility as partial consideration for the work performed by this contractor. Bagcraft sold the Carteret, New Jersey facility in 1994. The Forest Park, Georgia facility was retained as a distribution center until it was closed in June 1996.

Legal Proceedings

         See the description above entitled "Environmental Matters" for a discussion of the Bagcraft pending legal proceedings.

                                  RISK FACTORS

THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY AND THIS OFFERING, TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.

         Continuing Losses

         The Company ("Artra") has experienced losses from continuing operations in recent years, including losses from continuing operations in each year during the period 1990 - 1995. Losses from continuing operations of $16,943,000 and $13,529,000 were experienced in 1995 and 1994, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" (contained in Form 10-K for the year ended December 26, 1996, incorporated by reference).

         Indebtedness

         As of September 19, 1997, the Company had outstanding short-term indebtedness of approximately $18,000,000. Bagcraft, the Company's operating subsidiary, is also obligated to pay substantial amounts in the near future under the terms of its debt obligations. At September 19, 1997, Bagcraft had total borrowings of $52,372,000 consisting of $42,401,000 (before reduction for unamortized discount of $3,309,000) outstanding under its Credit Agreement and loans from the City of Baxter Springs, Kansas totaling $9,971,000.

         In December 1996, Bagcraft's Credit Agreement was amended to provide for a $20,000,000 term loan payable in varying quarterly installments through maturity on September 30, 2002 and a revolving credit loan, subject to a borrowing base, with maximum borrowings of $18,000,000. Term loan installments totaling $2,000,000 are payable during the next twelve months. As of September 19, 1997, the oustanding balance on the term loan was $18,500,000. At September, 1997, the revolving credit loan had outstanding borrowings of $11,401,000 due September 30, 2002. Initial borrowings under Bagcraft's Credit Agreement in December 1993 refinanced borrowings under a previous bank loan agreement.

         Effective May 15, 1997, the Credit Agreement was amended to provide for a $5,000,000 term loan (Term Loan B) with interest at the lender's index rate plus .75%. Term Loan B is payable on May 8, 1998, unless accelerated under terms of the Credit Agreement. The proceeds of Term Loan B were advanced to Artra under terms of an intercompany note payable to Bagcraft on May 8, 1998. Because the Artra /Bagcraft note results from an intercompany transaction, it has not been included in Artra 's short-term indebtedness. Artra used the proceeds of this loan to repay certain Artra debt obligations as discussed below.

         Effective July 17, 1997, the Credit Agreement was amended to provide for a $7,500,000 term loan (Term Loan C) with interest at the lender's index rate plus 1%. Term Loan C is payable on July 15, 2000, unless accelerated under terms of the Credit Agreement. The proceeds of Term Loan C were advanced to Artra under terms of an intercompany note payable to Bagcraft on July 15, 2000. Because the Artra /Bagcraft note results from an intercompany transaction, it has not been included in Artra 's short-term indebtedness. Artra used the proceeds of this loan to repay certain Artra debt obligations and for working capital.

         Bagcraft has $3,137,000 payable during the next twelve months, on loans from the City of Baxter Springs, Kansas, the aggregate principal amount of which was $9,971,000 as of August 20, 1997. Proceeds from the Baxter Springs, Kansas loans financed the construction of Bagcraft's 265,000 sq. ft. production facility.

         In June 1997, Artra completed private placements of $4,950,000 of 12% secured promissory notes due in December 1997. As additional consideration the noteholders received warrants to purchase an aggregate of 227,500 Artra common shares at a price of $5.00 per share. The warrants expire in June 1999. The warrantholders have the right to put these warrants back to Artra at any time during a six month period commencing in December 1997, at prices of $2.00 to $2.40 per share. The cost of this obligation ($514,000 if all warrants are put back to the Company) is being accrued in the Company's financial statements as a charge to interest expense over the period June 1997 (the commencement date of the private placement) through December 1997 (the maturity date of the notes). The proceeds from the private placement were used principally to pay down other debt obligations. The secured promissory notes are collateralized principally as follows:

         Promissory notes with an aggregate principal amount of $2,000,000 are collateralized by a 25% interest in the common stock of Artra 's BCA subsidiary (the parent of Bagcraft).

         The Company and the lender are currently negotiating the form of collateral for certain promissory notes with an aggregate principal amount of $2,950,000, which is anticipated to be substantially all of the Company's otherwise unencumbered COMFORCE common shares (approximately 1,000,000 shares).


                  In July 1997, Artra completed private placements of $7,475,000 of 12% secured promissory notes due in January 1998. As additional consideration the noteholders received warrants to purchase an aggregate of 199,311 Artra common shares at a price of $4.50 per share. The warrants expire in July 1998. The warrantholders have the right to put these warrants back to Artra at any time during a six month period commencing on the earlier of the date the principal amount of the notes are paid or the maturity date of the notes, at a price of $3.00 per share. The cost of this obligation ($598,000 if all warrants are put back to the Company) will be accrued in the Company's financial statements as a charge to interest expense over the period July 1997 (the date of the private placement) through January (the scheduled maturity date of the notes). In the event of a default, as defined in the note agreements, the secured promissory notes will bear interest at 37%. The secured promissory notes are collateralized principally as follows:

         A $4,000,000 note is collateralized by 575,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary and a secondary interest in the common stock of Artra 's BCA subsidiary (the parent of Bagcraft).

         Promissory notes with an aggregate principal amount of $3,475,000 are collateralized by 652.285 shares of Artra redeemable preferred stock (a 17.4% interest), 1,784.02 shares of BCA Series A redeemable preferred stock (a 48.5% interest) and 6,488.8 shares of BCA Series B redeemable preferred stock (a 79.8% interest).

         The proceeds from the July 1997 private placement were advanced to Peter R. Harvey and Mr. Harvey provided additional collateral for his advances as discussed in Note 13 to the Company's condensed consolidated financial statements contained in Form 10-Q for the quarter ended June 26, 1997, incorporated by reference.

         In August, 1996, Artra borrowed $500,000 from Howard Conant, then a private investor, evidenced by an short-term note, due December 23, 1996, bearing interest at 10%. The loan was collateralized by 125,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary. As additional compensation for the loan, Mr. Conant received a warrant, expiring in 2001, to purchase 25,000 Artra common shares at a price of $5.00 per share. The proceeds of the loan were used for working capital. At the Company's annual meeting of shareholders, held August 29, 1996, Mr. Conant was elected to the Company's board of directors. In December, 1996, the loan was extended until April 23, 1997 and Mr. Conant received, as additional compensation, a warrant , expiring in 2001, to purchase 25,000 Artra common shares at a price of $5.875 per share.

         In January, 1997, Artra borrowed an additional $300,000 from Mr. Conant evidenced by a short-term note, due December 23, 1997, bearing interest at 8%. The loan was collateralized by 100,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary. As additional compensation for the loan, Mr. Conant received a warrant, expiring in 2002, to purchase 25,000 Artra common shares at a price of $5.75 per share.

         In March 1997, Artra borrowed an additional $1,000,000 from Mr. Conant evidenced by a short-term note, due May 26, 1997, bearing interest at 12%. The loan was collateralized by 585,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary. As additional compensation, Mr. Conant received an option to purchase 25,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary at a price of $4.00 per share, with the right to put the option back to Artra on or before May 30, 1997 for a total put price of $50,000. In May 1997, Mr. Conant exercised his rights and put the COMFORCE option back to Artra for $50,000. The proceeds from this loan were used in part to repay an Artra /Fill-Mor $2,500,000 bank term loan.

         In April 1997, Artra borrowed $5,000,000 from Mr. Conant evidenced by a note, due April 20, 1998, bearing interest at 10%. As additional compensation, the lender received a warrant to purchase 333,333 Artra common shares at a price of $5.00 per share. The warrantholder has the right to put this warrant back to Artra at any time during the period April 21, 1998 to April 20, 2000, for a total purchase price of $1,000,000. The cost of this obligation will be accrued in the Company's financial statements as a charge to interest expense over the period April 21, 1997 (the date of the loan) through April 21, 1998 (the date the warrantholder has the right to put the warrant back to Artra ). The proceeds from this loan were used to repay Mr. Conant's outstanding borrowings of $1,800,000 and to pay down other Artra debt obligations.

         In June 1997, Artra borrowed an additional $1,000,000 from Mr. Conant, due December 10, 1997, bearing interest at 12%. As additional compensation, the lender received a warrant to purchase 40,000 Artra common shares at a price of $5.00 per share. The warrantholder has the right to put this warrant back to Artra at any time during the period December 10, 1997 to June 10, 1998, for a total purchase price of $80,000. The cost of this obligation will be accrued in the Company's financial statements as a charge to interest expense over the period June 10, 1997 (the date of the loan) through December 10, 1997 (the date the warrantholder has the right to put the warrant back to Artra ). The proceeds from this loan were used to pay down other Artra debt obligations. In July 1997, borrowings from Mr. Conant were reduced to $3,000,000 with proceeds advanced to Artra from a Bagcraft term loan as discussed above. As of August 20, 1997, Artra had total outstanding borrowings of $3,000,000 from Mr. Conant collateralized by a 75% interest in the common stock of Artra 's BCA subsidiary (the parent of Bagcraft).

         At December 26, 1996 (the end of Artra 's most recent fiscal year), Artra was the obligor under two demand notes origininally issued to CIPKA S.A., an unrelated Swiss company, in the amount of approximately $2,300,000, including accrued interest. The notes were issued in October, 1990 with interest at 15 percent. In January 1997, Artra received notice that its obligations to CIPKA were sold, effective October 26, 1996, to PRESTWOOD LIMITED, an unrelated company registered in Tortola, BVI. In July 1997, Artra paid all outstanding interest on these demand notes and reduced the outstanding borrowings under the demand notes to approximately $1,500,000. Artra is currently negotiating with the noteholder to extend or refinance this obligation.

         Artra also has outstanding short-term borrowings from other unrelated parties aggregating approximately $1,100,000. The remaining amounts come due at various times in 1997 and 1998. The notes were issued at various times during 1997 and the interest rates vary between 10 and 12 percent. The proceeds of these loans were used principally for working capital.

         Artra has suffered recurring losses from operations in recent years. As a result of these factors, Artra has experienced difficulty in obtaining adequate financing to replace certain current credit arrangements, certain of which are in default, to fund its debt service and liquidity requirements. Due to its limited ability to receive operating funds from its operating subsidiary, Artra historically has met its operating expenditures with funds generated by such alternative sources as private placements of Artra common stock and notes, sales of Artra common stock with put options, loans from officers/directors and private investors, as well as through sales of assets (including COMFORCE shares) and/or other equity infusions. Artra plans to continue to seek such alternative sources of funds to meet its future operating expenditures. However, there can be no assurance that it will be successful in doing so in the future. If Artra is unable to negotiate extensions with its creditors and complete the above mentioned transactions, Artra could suffer severe adverse consequences, and as a result, Artra may be forced to liquidate its assets or file for protection under the Bankruptcy Code. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Status of Debt Agreements and Operating Plan" (contained in Form 10-Q for the quarter ended June 26, 1997 incorporated by reference).

         Potential Volatility in Market Price of COMFORCE Common Stock

         Artra, along with its wholly owned Fill-Mor subsidiary, owns a significant minority interest in COMFORCE, consisting of 1,728,000 shares or approximately 13% of the outstanding common stock of COMFORCE as of September 19, 1997, with an aggregate value as of that date of approximately $12,852,000 (value at December 26, 1996 was $22,564,000). The value of COMFORCE stock has fluctuated substantially in recent periods. The high per share for the twelve month period ending August 31, 1997 was $19.125 and the per share low during the same period was $4.00. There can be no assurance that the value of the COMFORCE shares will not decline substantially in the future, which would have a material adverse effect on the value of Artra .

         The COMFORCE shares constitute unregistered securities under the Securities Act of 1933 (the "Act"). As a result of Artra's former involvement in the operations and management of COMFORCE, Artra was considered an "affiliate" of COMFORCE under the Act, and because of this, the number of shares that Artra could sell without registration under the Act within any three-month period was limited. For the reasons set forth below, the Company believes that an exemption from registration under Rule 144(k) promulgated under the Act is now available to it, and therefore the limitations under Rule 144 on the number of restricted shares that Artra could sell within any three-month period without registration are no longer applicable to it.

         Rule 144(k) of the Act permits the sale without registration under the Act of restricted shares of an issuer that have been held in excess of three years (two years as of April 29, 1997) by persons who have not been "affiliates" of the issuer for the preceding three months. Since December 28, 1995, Artra , Fill-Mor and their respective officers, directors, affiliates and employees have held no managerial or executive positions with COMFORCE nor have any of the above served in the capacity of directors, nor have any of them had the right under any agreement or otherwise to serve in such capacity since December 28, 1995. Likewise, neither Artra , Fill-Mor nor any of the above had the right under any agreement or otherwise to serve in such capacity since December 28, 1995. Finally, since that time, neither Artra , Fill-Mor nor any of their respective officers, directors, affiliates and employees have had any material involvement in, nor have they been able to exercise any control over, COMFORCE, either individually or together with any other person or entity. Because of this, the Company believes that Artra and Fill-Mor are not "affiliates" of COMFORCE and, since they have held their shares in excess of three years, qualify for the exemption under Rule 144(k) set forth above.

         There can be no assurance that the Securities and Exchange Commission would concur with the Company's position. Notwithstanding this, Artra does not believe that its ability to sell COMFORCE shares, or eventually to realize on the value of its COMFORCE shares, will be affected in a material adverse way, although it may not be able to sell its COMFORCE shares as quickly as it could if it were to use Rule 144(k), and in any event, an attempt to sell a large number of its COMFORCE shares over a limited period could be expected to result in a reduction in the value of such shares. Effective December 19, 1996, Artra and COMFORCE entered into a Settlement Agreement pursuant to which COMFORCE agreed to include in a proposed underwritten public offering 380,000 shares of COMFORCE common stock held by Artra and its Fill-Mor subsidiary and Artra agreed to a Lock-up agreement which limits its ability to sell its remaining COMFORCE common shares for a period of 360 days after the effective date of Comforce's proposed underwritten public offering. COMFORCE did not retain an underwriter for the proposed underwritten public offering and, accordingly, effective April 30, 1997 Artra was released from the provisions of the Lock-up Agreement. The sale of 1,295,000 COMFORCE common shares held by Artra and Fill-Mor is restricted because the shares are collateral for various short-term loans (449,703 shares held by Artra and Fill-Mor remain unencumbered at May 28, 1997). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Investment in COMFORCE Corporation" (contained in Form 10-Q for the quarter ended June 26, 1997, incorporated by reference).

         The sale of 700,000 COMFORCE common shares held by Artra and Fill-Mor is restricted because the shares are collateral for various debt obligations. Additionally, the Company and a lender are currently negotiating the form of collateral for certain promissory notes issued in June 1997 with an aggregate principal amount of $2,950,000. The collateral is anticipated to be substantially all of it the Company's otherwise unencumbered COMFORCE common shares (approximately 1,000,000 shares). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Investment in COMFORCE Corporation" (contained in Form 10-Q for the quarter ended June 26, 1997, incorporated by reference).


         Inability to Honor Put Options

         Artra has entered into various agreements under which it has sold its common shares along with put options that require Artra to repurchase these shares at the option of the holder, usually one year after the date of each such agreement. At September 19, 1997, options were outstanding that, if exercised, would require Artra to repurchase 72,984 shares of its Common Stock for an aggregate of approximately $3,300,000. Artra does not have adequate resources to make such redemptions. However, the holders have the option to sell their shares in the market, subject to the limitations of Rule 144 of the Securities Act, which could adversely impact the market price of the Common Stock. At its discretion and subject to its financial ability, Artra could reimburse the option holders for any shortfall resulting from such sale. At the present time none of the option holders have demanded payment, and all of the option holders have indicated to the Company a willingness to work with the Company to satisfy the obligations, in some manner other than a demand for payment under the put option. See "Risk Factors - Dilution and Depression of Market Price from Issuance of Additional Common Stock" and "- Limited Trading Activity." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources (contained in Form 10-Q for the quarter ended June 26, 1997, incorporated by reference)."


         Need for Additional Funds; Unfavorable Credit Terms

         The Company continues to be engaged in efforts to obtain equity and debt financing. Even if the Company's Bagcraft subsidiary generates positive cash flow (and there can be no assurances that it will), it is restricted in paying dividends or making distributions to the Company under certain loan agreements (except for limited overhead allocations payable to Artra in certain circumstances and payments under tax sharing arrangements where applicable) . As a result, Artra does not have a means of generating cash flow on a regular basis. Consequently, Artra is reliant on its ability to place debt and equity securities privately and to sell COMFORCE shares to raise cash needed to meet its working capital requirements.

         The costs and conditions associated with raising required capital may not be on favorable terms, and the Company may not be able to sell COMFORCE shares at favorable prices. In recent years, short-term borrowings by the Company from private investors have generally been available, but at a high cost to the Company. Stated base interest rates on its notes have been as high as 20% (with substantially higher default rates), and certain of the borrowers have demanded warrants as additional consideration for agreeing to extend credit to the Company. Warrants to purchase approximately 2,708,676 shares of the Company's common stock (at exercise prices at the market price when issued, which has ranged from $3.50 to $8.00 per share) have previously been issued to private lenders in connection with these transactions. The continuation of such practices could result in further dilution of the existing shareholders' interests in the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Status of Debt Agreements and Operating Plan" (contained in Form 10-Q for the quarter ended June 26, 1997, incorporated by reference).

         Risks Relating to Peter R. Harvey

         The Company's ability to continue to refinance its operations is dependent on the ability of the Company's officers and directors, especially Peter R. Harvey, to raise capital. In the event Mr. Harvey were not affiliated with the Company for any reason, this could adversely affect the ability of the Company to survive.

         As of September 19 1997, Artra has outstanding total amounts due from Peter R. Harvey, including accrued interest, of $17,025,000. The advances bear interest at the prime rate plus 2%, which was 10.5% at September 19, 1997. This receivable has been classified as a reduction of shareholder's equity. See Note 13 to the Company's condensed consolidated financial statements for the quarter ended June 26, 1997 for a further discussion of the receivable from Peter R. Harvey.

         Peter R. Harvey has not received other than nominal compensation for his services as an officer or director of Artra or any of its subsidiaries since October of 1990 and Mr. Harvey has agreed not to accept any compensation for his services as an officer or director of Artra or any of its subsidiaries until his obligations to Artra , described above, are fully satisfied. Additionally, since December 31, 1986, Peter R. Harvey has guaranteed approximately $40,000,000 of Artra obligations to private and institutional lenders (John Harvey also was a co-guarantor of a $26,700,000 loan included in that total with Peter R. Harvey) and has also hypothecated personal assets as security for certain Artra obligations.

         In prior years, as partial collateral for amounts due from Peter R. Harvey, the Company has received the pledge of 1,523 shares of Artra redeemable Series A preferred stock (with a liquidation value of $1,523,000, plus accrued dividends) which are owned by Mr. Harvey. In addition, Mr. Harvey has pledged a 25% interest in Industrial Communication Company (a private company) . Such interest is valued by Mr. Harvey at $800,000 to $1,000,000. During 1995, Peter
R. Harvey entered into a pledge agreement with Artra whereby Mr. Harvey pledged additional collateral consisting of 42,067 shares of Artra common stock and 707,281 shares of PureTec Corporation, a publicly traded corporation ("PureTec")
 . As of August 20, 1997, the closing market price of PureTec on the NASDAQ National Market was $1.75 per share. As collateral for a July 1997 advance of $7,475,000, Mr. Harvey provided Artra with additional collateral for his advances consisting of 652.285 shares of Artra redeemable preferred stock (a 17.4% interest), 1,784.02 shares of BCA Series A redeemable preferred stock (a 48.5% interest) and 6,488.8 shares of BCA Series B redeemable preferred stock (a 79.8% interest). As of September 19, 1997, this additional collateral had a carrying value in Artra 's condensed consolidated balance sheet of approximately $11,000,000. The fair market value of this additional collateral is not known.

         In addition, in connection with a discharge of certain bank indebtedness discussed below, Artra received rights under a mortgage of certain real estate owned by Mr. Harvey. The real estate had an appraised value of $2 million as of December 13, 1993. The mortgage collateralized $2,150,000 of the amount owed by Mr. Harvey. Bank of America Illinois had a senior security interest in the amount of $850,000. See "Transactions with Management And Others -- Settlement of the Bank of America Illinois Debt." In March 1997, the bank sold its interest in Mr. Harvey's note and the related collateral to a private investor. Artra retained its $2,150,000 security interest the real estate, subordinated to the noteholder's $850,000 security interest in this real estate.

         Explanatory Paragraph in Report of Independent Accountants

         The Company's independent accountants, Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), has issued an explanatory paragraph with respect to the Company, that expresses substantial doubt as to the ability of the Company to continue as a going concern due to recurring losses from operations and a net capital deficiency at December 26, 1996. Coopers & Lybrand has stated in its report that, as a result of these factors, the Company has experienced difficulty in obtaining adequate financing to replace the current credit agreements, to fund its debt service and liquidity requirements. The Consolidated Financial Statements do not include any adjustments that might result from this uncertainty. If the Company ceases to operate as a going concern, an investor would be likely to lose his entire investment in the Company's Common Stock. See Note 1 to "Consolidated Financial Statements."

         Dilution and Depression of Market Price from Issuance of Additional Common Stock

         As of September 19, 1997, there were 7,932,912 shares of the Company's common stock outstanding. The Company's Board of Directors has the power to issue any and all authorized but unissued shares without shareholder approval. At the annual meeting held on August 29, 1996, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to increase the number of authorized common shares from 7,500,000 to 20,000,000. In addition, the Company anticipates that holders of options and warrants will exercise their options and warrants in order to sell the underlying shares registered hereby. Such an exercise could result in a dilution of the interests of existing shareholders. Purchasers of the Shares offered hereby should be aware that the issuance of additional shares may result in a reduction in the market price of the Company's Common Stock then outstanding. See "Description of the Company's Securities." See also "Risk Factors - Limited Trading Activity."

         Possible Delisting of Securities from the New York Stock Exchange and the Pacific Stock Exchange

         The Company's Common Stock is currently listed on the New York and Pacific Stock Exchanges. The Company has been unable to maintain the standards for continued listing on these exchanges, and the Company's securities could be subject to delisting from these exchanges at any time. Trading of the Common Stock might thereafter be conducted in the over-the-counter markets on the electronic bulletin board established for securities that do not meet the New York and Pacific Stock exchange listing requirements or in what is commonly referred to as the "pink sheets." If delisting were to occur, an investor could find it more difficult to dispose of, or to obtain accurate quotations regarding the price of the Company's Common Stock, and the market price of the Common Stock could decline significantly,

         Composition of the Board

         The Company's Articles of Incorporation require that at least six persons serve on the Board of Directors. Vacancies existed on the Company's Board between 1989 and August 29, 1996. All corporate actions taken between October 12, 1993 and August 29, 1996 are potentially voidable since such actions were taken in reliance on the consent or affirmative vote of less than four of the Company's directors which would constitute a majority of the required six person Board.

         Conflicts of Interest

         In the past, the Company has been a party to numerous transactions with officers and directors of the Company or with entities in which officers and directors of the Company own substantial equity interests. While the Company does not presently contemplate effectuating any additional transactions with officers and directors of the Company or with management-owned entities, there can be no assurance that it will not do so in the future. See "Transactions with Management and Others." In addition, as described under "Principal Shareholders," various officers and directors hold warrants or options to purchase shares of the Company's Common Stock, including at exercise prices lower than the market price of the Company's Common Stock as of the date hereof.

         Limited Trading Activity

During the six months ended August 31, 1997, the daily average number of shares of Common Stock traded on the New York Stock Exchange was approximately 30,000 shares. If such trading levels continue, it may be difficult for Selling Shareholders to effect sales of their shares on the New York and Pacific Stock Exchanges, and the placement of a substantially larger number of sell orders could materially and adversely impact the market price of the Common Stock. See also "Risk Factors - Dilution and Depression of Market Price from Issuance of Additional Common Stock."

         Competitive Conditions in the Packaging Products Industry

         The packaging products industry is highly competitive. The Company's Bagcraft subsidiary competes as a printer and converter within the competitive flexible packaging business. Management believes the principal competitive factors in the Company's markets are product quality and functionality, price, service and reputation. Bagcraft encounters competition from both integrated producers and independents in each of its marketing divisions. Some of these competitors are larger and have access to greater financial resources than Bagcraft. Bagcraft's costs have increased substantially in recent years, largely due to increases in the cost of paper. Although Bagcraft generally seeks to pass its increased costs on to its customers, this is frequently not possible due to the competitive nature of the paper products industry. See "Business and Properties - Packaging Products Segment."

         Litigation

         At June 26, 1997, the end of its most recent fiscal quarter, Artra has accrued $1,900,000 for business litigation and environmental liabilities. Based on investigation and settlement discussions, the Company believes this to be a sufficient amount for any potential costs or liabilities for the matters described below. However, no assurance can be given that the reserved amount is sufficient to satisfy all potential business litigation and environmental liabilities. As described under "Business and Properties - Legal Proceedings" herein, Artra or its predecessors or their subsidiaries have been identified by the U.S. Environmental Protection Agency ("EPA") as potentially responsible parties for environmental clean-up costs (or sued by a named potentially responsible party seeking indemnification or contribution for clean-up costs) for waste sent to several sites included on the EPA's National Priorities List, which are commonly known as "Superfund" sites. In addition, Artra or its predecessors and their subsidiaries are alleged to have sent hazardous substances to certain other sites which, although not designated as Superfund sites, are sites at which environmental clean-up or remediation may be required to be undertaken. Artra and its predecessors, directly and through subsidiaries, have, since 1960, operated in excess of 30 manufacturing facilities. Certain of these facilities used and/or generated hazardous materials and disposed of the hazardous substances, directly or through third party waste disposal firms at various off-site waste disposal locations, in most cases before laws had been enacted governing the safe disposal of hazardous substances.

         Artra has not conducted a comprehensive audit of potential environmental liability at the facilities formerly owned or operated by Artra or its predecessors and their subsidiaries since it is no longer the owner or operator of most of the properties at which it or its predecessors or their affiliates conducted manufacturing operations. As a result, Artra cannot accurately quantify potential environmental liability associated with past ownership or operation of these facilities. Artra did not keep records of the companies with which it contracted for the disposal of wastes before such record-keeping became mandated by law.

         In addition, even if Artra is not found to be responsible for clean-up costs at any particular site, the costs of defending itself in any proceedings or inquiries instituted by the EPA, any state environmental agencies or private parties could itself be significant. As described under "Risk Factors - Need for Additional Funds" herein, Artra has limited funds available to it, including for its legal defense. In certain cases, Artra may be unable to raise the funds needed to mount an adequate (or any) defense against the claims raised, even if it has legal grounds to do so. In one case described under "Business and Properties - Legal Proceedings" herein, Artra did not prosecute an appeal of a decision adverse to Artra in which its insurer was held not responsible for defending or indemnifying Artra in connection with two environmental clean-up cases in California. In addition, in another case, Artra entered into a consent decree with the EPA to pay certain clean-up costs, but was unable to pay the costs it had agreed to bear. See "Business and Properties -- Legal Proceedings."

         No Cash Dividends

         The Company has not paid any cash dividends on its Common Stock in recent years and does not anticipate paying any such dividends in the foreseeable future. In addition, the Bagcraft operating subsidiary of the Company is prohibited from or restricted in paying dividends or making distributions to the Company under various loan agreements (except for limited overhead allocations payable to Artra in certain circumstances and tax sharing agreements where applicable). Accordingly, even if Artra were able to pay dividends to its shareholders, the restrictions or limitations on Bagcraft in upstreaming payments would make payment of dividends by Artra unlikely. See "Description of the Company's Securities."

         Negative  Effect on  Shareholders  from Possible  Issuance of Preferred
Stock

         The Company is authorized to issue up to 2,000,000 shares of preferred stock, par value $1,000 per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. In 1990 the Company issued 3,750 shares of Series A Preferred Stock. No other preferred stock is currently outstanding and the Company has no present plans for the issuance thereof. The issuance of any preferred stock could affect the rights of the holders of Common Stock and, in certain circumstances, reduce the value of the Common Stock. See "Description of the Company's Securities."

                             PRINCIPAL SHAREHOLDERS

         As of September 19, 1997, there were 7,931,912 shares of Common Stock issued and outstanding. The following table sets forth the number and percentage of Common Stock known by management of Artra to be beneficially owned as of September 19, 1997 by (i) all stockholders known by management of Artra to own 5% or more of Artra's Common Stock, (ii) all directors of Artra , (iii) each executive officer included in the Summary Compensation Table in the 1996 Form 10-K and (iv) all directors, executive officers and other key employees of Artra as a group (9 persons). Unless stated otherwise, each person so named exercises sole voting and investment power as to the shares of Common Stock so indicated.

         As of September 19, 1997, 3,750 shares of Series A Preferred Stock of Artra , par value $1,000 per share, had been issued, of which 3,583.62 shares were outstanding. Each share of this Series A Preferred Stock entitles the holder to one vote on an equal basis with each share of Common Stock. Accordingly, for purposes of showing ownership of Common Stock in the table below, the Series A Preferred Stock is treated as Common Stock.

                                                   Number
                                                 of Shares
                                                Beneficially
Name of Beneficial Owner                           Owned          Percent
-----------------------------------------        ----------       -------
Research Center of Kabbalah(l)                     647,250          7.9%
Peter R. Harvey(2)       Common                    440,243          5.6%
                         Preferred                   2,175         60.7%
John Harvey(3)                                     423,796          5.2%
Gerard M. Kenny(4)                                 240,048          3.0%
Maynard K. Louis(5)                                121,000          1.5%
Howard R. Conant(6)                                578,333          6.9%
Edward A. Celano                                     18,18             *
Robert L. Johnson                                    2,873             *
John G. Hamm(7)                                    143,498          1.8%
Robert S. Gruber(8)                                141,104          1.8%
James D. Doering(9)                                124,311          1.5%

All directors and executive officers
as a group (12 persons)                         2,460,082          26.1%

*        Less than 1% of the outstanding shares.

         Ozite Corporation, an affiliate of Artra by reason of Peter R. Harvey and John Harvey being directors of the parent corporation, PureTec, is the record holder of 2,227 shares (59.4%) of the Artra Series A Preferred.

(1) The address of Research Center of Kabbalah ("RCK") is 83-84 115th Street, Richmond Hill, New York 11418. The shares beneficially owned by RCK consist of 361,000 shares of Common Stock owned directly, 21,250 shares of Common Stock issuable under a warrant which expires October 29, 1998 at an exercise price of $6.00 per share, 65,000 shares of Common Stock issuable issuable under a warrant which expires December 31, 1998 at an exercise price of $7.00 per share, 100,000 shares of Common Stock issuable under a warrant which expires February 14, 2002 at an exercise price of $5.625 per share and 100,000 shares of Common Stock issuable under a warrant which expires April 13, 2002 at an exercise price of $5.00 per share.

(2) Mr. Peter R. Harvey's business address is 500 Central Avenue, Northfield, Illinois 60093. The shares beneficially owned by Mr. Harvey consist of 375,790 shares held directly by him (of which 373,615 are Common Stock and 2,175 are shares of Series A Preferred Stock), 23,001 shares held as trustee for the benefit of his nieces, 800 shares owned by his wife and children, 634 shares held in his 401(k) plan, 7,193 shares held in his individual retirement account, 20,000 shares issuable under an option which expires September 19, 2001 at an exercise price of $3.65 per share and 15,000 shares issuable under an option which expires January 8, 2003 at an exercise price of $3.75 per share.

(3) Mr. John Harvey's business address is 500 Central Avenue, Northfield, Illinois 60093. The shares of Common Stock beneficially owned by Mr. Harvey consist of 123,100 shares held directly by him, 1,705 shares held in his 401(k) plan, 5,746 shares held in his individual retirement account, 100,000 shares held by Mr. Harvey's daughters, 75,000 shares issuable under an option which expires December 19, 2000 at an exercise price of $3.65 per share, 1,000 shares issuable under an option which expires September 19, 2001 at an exercise price of $3.65 per share, 4,000 shares issuable under an option which expires January 8, 2003 at an exercise price of $3.75 per share, 141,000 shares issuable under an option which expires October 4, 2006 at an exercise price of $5.25 per share and an aggregate of 72,245 shares issuable under warrants expiring at various dates in 2000 and 2001 received in 1995 and 1996 as additional compensation for 1995 and 1996 short-term loans at exercise prices of $3.75 per share to $6.25 per share.

(4) The shares beneficially owned by Mr. Kenny consist of 2,000 shares of Artra's common stock issuable upon the exercise of an option at $10.00 per share expiring November 28, 1996, 75,652 shares held by (or issuable to) Kenny Construction Company, 14,411 shares held by Clinton Industries, and 75,001 shares issuable under a warrant held by Clinton Industries which expires November 10, 1997 at an exercise price of $5.00 per share. Kenny Construction Company holds put options to sell to Artra (I) 23,004 shares of Common Stock for a put price of $83.45 per share plus an amount equal to 15% per annum for each day from March 1, 1991 to the date of payment by Artra , which put option expires December 31, 1997, and (ii) 49,980 shares of Common Stock for a put price of $21.19 per share, subject to an annual increase of $2.25, which put option is exercisable on the later of the date Artra's obligations to Bank of America are repaid or the $2,500,000 note of Artra payable to Kenny Construction Company (as described in paragraph 5 under "Transactions with Management and Others." If the stock subject to the put is sold at a price less than the put price, the Company would remain liable to the holder of the put for the amount by which the put price of the shares exceeds the selling price. Mr. Kenny is Executive Vice President, Director and beneficial owner of 16.66% of the issued and outstanding stock of Kenny Construction Company. He is also the General Partner and a 14.28% beneficial owner of Clinton Industries, a limited partnership. See paragraphs 4 and 5 under "Transactions with Management and Others."

(5) Mr. Louis is the holder of warrants to purchase 121,000 shares of Artra common stock at prices of $4.50 to $8.00 per share which warrants expire on various dates commencing in 1997 and ending June 13, 2001.

(6) Mr. Conant holds 140,000 Artra common shares directly, Mrs. Conant holds 5,000 Artra common shares and Mr. Conant holds warrants to acquire 433,000 shares of Artra common stock at prices of $5.00 to $5.75 per share which warrants expire on various dates in 2001 and 2002.

(7) The shares of Common Stock beneficially owned by Mr. Hamm consist of 50 shares held directly by him, 93 shares held by him and his wife jointly, 2,905 shares held in his 401(k) plan, 25,000 shares issuable under an option which expires December 19, 2000 at an exercise price of $3.65 per share, 1,000 shares issuable under an option which expires September 19, 2001 at an exercise price of $3.65 per share, 13,200 shares issuable under an option which expires January 8, 2003 at an exercise price of $3.75 per share, and 101,250 shares issuable under an option which expires October 4, 2006, at an exercise price of $5.25 per share.

(8) The shares of Common Stock beneficially owned by Mr. Gruber consist of 20,190 shares held directly by him, 943 shares held in his 401(k), plan, 1,221 shares held in his individual retirement account, 8,000 shares issuable under an option which expires December 19, 2000 at an exercise price of $3.65 per share, 1,000 shares issuable under an option which expires September 19, 2001 at an exercise price of $3.65 per share, 12,000 shares issuable under an option which expires January 8, 2003 at an exercise price of $3.75 per share and 97,750 shares issuable under an option which expires October 4, 2006, at an exercise price of $5.25 per share.

(9) The shares of Common Stock beneficially owned by Mr. Doering consist of 10,500 shares held by him in joint tenancy with his wife, 1,693 shares held in his 401(k) plan, 1,118 shares held in his individual retirement account, 22,500 shares issuable under an option which expires December 19, 2000 at an exercise price of $3.65 per share, 31,000 shares issuable under an option which expires January 8, 2003 at an exercise price of $3.75 per share and 57,500 shares issuable under an option which expires October 4, 2006, at an exercise price of $5.25 per share.


                              SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the shares of Common Stock issuable upon the exercise of Options held by any affiliate of the Company (as defined in Rule in 405 under the Securities Act) granted under the Company's Plans ("Selling Shareholders"). In cases where the Selling Shareholder serves or has served within the past three years as an officer, director or employee of the Company or any of its subsidiaries or has had another material relationship with the Company, this relationship is noted. All of the shares offered hereby and shares issued or issuable upon the exercise of Options granted under the Company's Plans, including Options which are not presently exercisable. Non-employee directors are entitled to receive Options to purchase 10,000 shares of Common Stock upon election as a director and 2,500 shares of Common Stock annually thereafter, and the Company's Stock Option Committee or Board of Directors may award additional options to such non-employee directors and other directors, officers, employees and agents from time to time. This prospectus may be supplemented from time to time to include additional shares of Common Stock issuable upon the exercise of Options which may hereafter be granted to affiliates of the Company.


         The  Selling   Shareholders   and  any  dealer   participating  in  the
distribution of any shares of Common Stock or any broker executing selling orders on behalf of the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit on the sale of any or all of the shares of Common Stock by them and any discounts or commissions received by any such brokers or dealers may be deemed to be underwriting discounts and commissions under the Securities Act. All options granted to the disinterested directors were granted August 29, 1996 at an exercise price of $5.25 per share. The directors granted such options are:
Edward A. Celano, Howard R. Conant, Robert L. Johnson, Gerard M. Kenny and Maynard K. Louis.

         The officers and employees receiving options at an exercise price of $5.25 in all instances during 1996 pursuant to the Stock Option Plan and the number of shares are as follows:

         Name of Grantee                    Number of Shares
         ---------------                    ----------------

         John P. Conroy                           34,750

         James D. Doering                         57,500

         Robert S. Gruber                         97,750

         John G. Hamm                            101,250

         John Harvey                             141,000

         Lawrence D. Levin                        38,500

         Richard Mandra                           27,750

         Edwin G. Rymek                           34,250



         All options expire on October 4, 2006. No options granted and as listed above have been exercised. All of the above persons except for Mr. Mandra are officers of the Company, and in addition, John Harvey is a director, chairman of the board and the chief executive officer.

         The Common Stock is traded on the New York Stock Exchange under the symbol "ATA". On September 26, 1997, the closing price of the Common Stock as reported on the New York Stock Exchange was $3.625 per share.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PART II.  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

         The following documents, which are filed with the Securities and Exchange Commission (the "Commission"), are incorporated in this Registration Statement by reference:

         (1) The Registrant's latest annual report for the year ended December 26, 1996 filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the latest year for which audited financial statements have been filed.

         (2) All other reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report including, but not limited to the Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 27, 1997 and June 26, 1997.

         (3) The description of the common stock of the Registrant, no par value shares (the "Common Stock"), contained in the Registrant's Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the effective date of the Registration Statement and prior to the filing of a post-effective amendment which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all shares of Common Stock then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of the filing of such documents.

Item 4.  Description of Securities

     Not applicable.

Item 5. Interests of Named Experts and Counsel

         Kwiatt, Silverman & Ruben, Ltd. have rendered its legal opinion attached hereto as exhibit 5.1. The equity stockholders of the firm who own common stock and voting preferred stock of the Registrant and the number of shares owned by them are as follows:

                                  Common Stock      Preferred Stock
                                  ------------      ---------------
        Kenneth L. Kwiatt            21,587             44.25
        Michael Silverman            18,687
        Philip E. Ruben              20,687             44.25

         Additionally, the firm holds 12,000 shares of the common stock and the Kwiatt, Silverman & Ruben, Ltd. 401(k) Profit Sharing Plan is the holder of 15,000 shares of the common stock.



         Item 6.   Indemnification of Directors and Officers

         Subchapter D, Section 1741 et seq. of the Business Corporation Law of Pennsylvania ("BCL") provides authority for the Registrant to indemnify its officers and directors and the by-laws provide indemnity to an officer or director and the Registrant may indemnify any other employee or agent, in connection with any completed action, pending or threatened suit or administrative proceeding against such person by reason of such person serving as a director, officer, employee or agent of the Registrant or, at the request of the Registrant, in such capacity for another entity. However, no indemnification will be made if the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. In addition, the by-laws provide that the above indemnification provisions are not exclusive of any other rights to indemnification any such person may have under any contract or vote of shareholders or disinterested shareholders or as determined by a court. The by-laws expressly provide that it is the Registrant's policy to permit indemnification to the fullest extent permitted by law. The by laws further provide the indemnification provisions will be deemed to be amended upon any amendment of the BCL, which expands or enlarges the powers of corporations to indemnify.

         See Article IV of the By-Laws, Exhibit 3.2(1) for a complete statement of the indemnification authorized by the Registrant.

         The BCL provides that a corporation will have the power to indemnify any representative of a corporation, or of any other entity at the request of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         The BCL further provides that indemnification is mandatory where the representative is "successful on the merits or otherwise" in defense of an action or proceeding, and in addition, the BCL provides that the method of indemnification provided by the act is not exclusive of rights under any by law, vote of shareholders or disinterested shareholders or otherwise, unless the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         The Company has purchased a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacity as directors or officers.

Item 7. Exemption from Registration Claimed
Not applicable.

Item 8. Exhibits

Exhibit
Number      Description
------      -----------

3.1         Amended and Restated Certificate of Incorporation of the Registrant

3.2 (*)     By-Laws of the Registrant

4.1         Artra Group Incorporated 1996 Stock Option Plan

4.1         Artra Group Incorporated 1996 Disinterested
            Directors' Stock Option Plan

5.1         Opinion of Kwiatt, Silverman & Ruben, Ltd.

23.1        Consent of Kwiatt, Silverman & Ruben, Ltd. (included in Exhibit 5.1)

23.2        Consent of Coopers & Lybrand L.L.P.

24.1        Power  of  Attorney   (included  on  the  signature  page   of  this
            Registration Statement)

    (*) Incorporated herein by reference from the Registrant's Registration Statement on Form S-1 (File No. 333-16965)

Item 9. Undertakings

         (a)      The Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:*

                           (i)      To   include  any  prospectus  required  by
                                    Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii)    To include  any  material  information  with
                                    respect  to the  plan  of  distribution  not
                                    previously  disclosed  in this  Registration
                                    Statement  or any  material  change  to such
                                    information in this Registration  Statement;
                                    provided,  however,  that paragraphs (i) and
                                    (ii)  do  not  apply  if  the   Registration
                                    Statement is on Form S-3 or Form S-8 or Form
                                    F-3,  and  the  information  required  to be
                                    included in a  post-effective  amendment  by
                                    those  paragraphs  is  contained in periodic
                                    reports filed by the Registrant  pursuant to
                                    Section   13  or   Section   15(d)   of  the
                                    Securities  Exchange  Act of 1934  that  are
                                    incorporated    by    reference    in   this
                                    Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     * Incorporated herein by reference from the Registrant's Registration Statement on Form S-1 (File No. 333-16965) . Information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northfield, State of Illinois, on September 30, 1997.

ARTRA GROUP Incorporated

By:  /s/ Peter R. Harvey
------------------------------
     Peter R. Harvey
     President and Chief
     Operating Officer

POWER OF ATTORNEY

         We, the undersigned officers and directors of Artra Group Incorporated hereby severally constitute Peter R. Harvey, James Doering, Lawrence D. Levin, and Kenneth L. Kwiatt Esq., and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-8 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable Artra Group Incorporated to comply with all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                       Title                          Date
---------                       -----                          ----

/s/Peter R. Harvey              Director                       September 30,1997
---------------------------
Peter R. Harvey

/s/ John G. Hamm                Executive Vice President       September 30,1997
---------------------------
John G. Hamm

/s/ James D. Doering            Vice President and             September 30,1997
---------------------------     Treasurer, Chief Financial
James D. Doering                Officer

/s/ Lawrence D. Levin           Controller                     September 30,1997
---------------------------
Lawrence D. Levin

/s/Edward A. Celano             Director                       September 30,1997
---------------------------
Edward A. Celano

/s/Howard R. Conant             Director                       September 30,1997
---------------------------
Howard R. Conant

/s/John Harvey                  Chairman and Chief             September 30,1997
---------------------------     Executive Officer
John Harvey                     (Principal Executive officer);
                                Director

/s/Robert L. Johnson            Director                       September 30,1997
---------------------------
Robert L. Johnson

/s/Gerard M. Kenny              Director                       September 30,1997
---------------------------
Gerard M. Kenny

/s/Maynard K. Louis             Director                       September 30,1997
---------------------------
Maynard K. Louis

Exhibit
Number         Description

3.1            Amended  and   Restated   Certificate  of  Incorporation  of  the
               Registrant

3.2 (*)        By-Laws of the Registrant

4.1            Artra Group Incorporated 1996 Stock Option Plan

4.1            Artra Group Incorporated 1966 Disinterested
               Directors' Stock Option Plan

5.1            Opinion of Kwiatt, Silverman & Ruben, Ltd.

23.1           Consent of Kwiatt, Silverman & Ruben, Ltd.
               (included in Exhibit 5.1)

23.2           Consent of Coopers & Lybrand.

24.1           Power  of  Attorney   (included  on  the  signature  page of this
               Registration Statement)

-------------------------
(*)  Incorporated  herein  by  reference  from  the   Registrant's  Registration
     Statement  on Form S-1  (File  No. 333-16965).




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